Nabors Industries Ltd.

December 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nabors Industries Ltd.

Registration Statement on Form S-4

File No. 333-282909

Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-282909) filed by Nabors Industries Ltd. (the “Registrant”) with the U.S. Securities and Exchange Commission on October 31, 2024, as amended by Amendment No. 1 thereto on December 4, 2024 (the “Registration Statement”).

The Registrant hereby requests the Registration Statement be made effective at 10:00 a.m., Eastern Time, on December 9, 2024, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Scott Golenbock of Milbank LLP at (212) 530-5181 or SGolenbock@milbank.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Golenbock when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,
Nabors Industries Ltd.

By:	/s/ Anthony G. Petrello
Name: Anthony G. Petrello
Title: President, Chief Executive Officer and Chairperson

cc:	Michael V. Csizmadia, Nabors Corporate Services, Inc.

Brett Nadritch, Milbank LLP

Arthur A. Cohen, Haynes and Boone LLP

Bruce Newsome, Haynes and Boone LLP

J. Edward Menger, Parker Drilling Company

Iain Wood, Akin Gump Strauss Hauer & Feld LLP

Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP

Alan J. Feld, Akin Gump Strauss Hauer & Feld LLP